UBS Securities LLC
Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.
c/o UBS Securities LLC
299 Park Avenue
New York, New York 10171-0026

                                           June 17, 2005

Max A. Webb
Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, DC 20549


         Re:  Registration Statement No. 333-123817
              Registration Statement on Form S-1 of Eagle Bulk Shipping Inc.

Dear Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, UBS Securities LLC, Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc., as the representatives of the several underwriters (the "Representatives") of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the "Registration Statement"), hereby join in the request of Eagle Bulk Shipping Inc. that the effective time of the Registration Statement be accelerated so that the Registration Statement becomes effective at 3:00 p.m., Eastern Standard Time, on June 21, 2005 or as soon thereafter as practicable.

     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus included in the Registration Statement filed with the Commission on June 6, 2005:

     To Whom Distributed                       Number of Copie L
     -------------------                       ----------------
     Institutions                              3,122 (to 1,873 Institutions)
     Prospective Underwriters                  22,500 (to 4 Institutions)
     Other                                     0
     Total                                     22,500

     With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, we wish to advise the Commission that the Representatives and the underwriters have distributed or will distribute copies of the preliminary prospectus at least 48 hours prior to the date confirmations of sale are expected to be mailed.

     The Commission is advised that the amount of compensation to be allowed or paid to the underwriters in connection with the offering and to be disclosed in the Registration Statement, as amended, will not exceed the amount that is cleared with the NASD. Furthermore, the "No Objections" letter from the NASD with respect to the offering pursuant to the Registration Statement is pending. The Representatives will provide a copy of the "No Objections" letter and/or verbal confirmation to the Commission as soon as possible, but no later than the requested effective time.

                                           Sincerely,


                                           UBS SECURITIES LLC


                                           By:  /s/ Simon Smith
                                                -----------------------------
                                                Simon Smith
                                                Executive Director

                                           BEAR, STEARNS & CO. INC.


                                           By:  /s/ Stephen Parish
                                                -----------------------------
                                                Stephen Parish
                                                Senior Managing Director


                                           CITIGROUP GLOBAL MARKETS INC.


                                           By:  /s/ Stephen Butkow
                                                -----------------------------
                                                Stephen Butkow
                                                Vice President